


02005543

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 182●83

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bechtel Financing Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 California Street

(No. and Street)

San Francisco, CA 94111

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcia Burkey, President 415-768-3407

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name — *if individual, state last, first, middle name*)

333 Market Street, San Francisco, CA 94105

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Marcia Burkey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bechtel Financing Services, LLC, as of December 31, 2001, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

EMMANUEL ALLIOT
Commission # 1213952
Notary Public - California
San Francisco County
My Comm. Expires Mar 26, 2003

Marcia Burkey
Signature

President
Title

EMMANUEL ALLIOT
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x A statement of cash flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
333 Market Street
San Francisco .CA 94105-2119
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors and Member of
Bechtel Financing Services, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, member's capital and cash flows present fairly, in all material respects, the financial position of Bechtel Financing Services, LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

San Francisco, California
February 11, 2002

BECHTEL FINANCING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Current assets:	
Cash	$ 800,005
Accounts receivable and other assets	4,933
TOTAL ASSETS	**$ 804,938**

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:	
Accounts payable	$ 230,009
Accrued expenses	274,929
Total current liabilities	504,938
Member's capital	300,000
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 804,938**

See Notes to Financial Statements.

BECHTEL FINANCING SERVICES, LLC

STATEMENT OF OPERATIONS

for the year ended December 31, 2001

Revenue	$2,481,104
Salaries and other employment costs	1,775,202
Regulatory fees and expenses	6,622
Other expenses, net	699,280
Net income	**$ -**

See Notes to Financial Statements.

BECHTEL FINANCING SERVICES, LLC

STATEMENT OF MEMBER'S CAPITAL

for the year ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Member's Capital	Total
Balance, January 1, 2001	$ -	$ -	$ 300,000	$ 300,000
Net income	-	-	-	-
Balance, December 31, 2001	**$ -**	**$ -**	**$ 300,000**	**$ 300,000**

See Notes to Financial Statements.

BECHTEL FINANCING SERVICES, LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ -
Change in other assets and liabilities:	
Accounts receivable and other assets	(1,600)
Accounts payable	(126,039)
Accrued expenses	111,439
Cash flows from operating activities	(16,200)
Cash flows from investing activities – Cancellation of NASDAQ Warrants	16,200
Net change in cash and cash equivalents	-
Cash and cash equivalents, beginning of the year	800,005
Cash and cash equivalents, end of the year	**$ 800,005**

See Notes to Financial Statements.

BECHTEL FINANCING SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

1. <u>Organization and Business Activities</u>:

Bechtel Financing Services, LLC (the Company) is a wholly owned subsidiary of Bechtel Enterprises, Inc. (BENINC). The Company provides financial advisory services to BENINC, associated companies and, to a minor extent, other parties. The Company is a broker-dealer registered with the Securities and Exchange Commission and neither maintains nor intends to maintain customer accounts; it neither engages nor intends to engage in the trading of securities.

2. <u>Use of Estimates</u>:

The preparation of the financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. <u>Significant Accounting Policies</u>:

<u>Revenue and Costs</u>:

The Company recognizes revenue for its financial advisory services as it is earned. Revenue is generally based on a reimbursement of direct costs incurred in the performance of the service, an allowance for the recovery of indirect costs, and a fee. In addition, the Company incurs certain costs and expenses for associated companies and is reimbursed by BENINC for an amount equal to the Company's excess of expenses over revenue. This amounted to $769,163 and was recorded as an offset to salaries and other employment costs.

<u>Other Assets</u>:

Other assets include NASDAQ warrants which are not readily marketable and are valued at a cost of $3,300, which also represents the fair value as determined by management.

4. <u>Transactions with Associated Companies</u>:

Net amounts due to associated companies, included in accounts payable, were $169,079.

The Company has an agreement whereby an associated company agrees to provide cash management services with respect to the Company's proportionate individual interest in the funds held and invested by the associated company.

5. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $279,067 which was $245,405 in excess of its required net capital of $33,662. The Company's net capital ratio was 1.81 to 1.

6. Other Expenses:

Other expenses, net, consisted of the following:

Travel	$ 534,433
Consulting fees	125,709
Interest	(8,995)
Other	48,133
Total other expenses, net	$ 699,280

7. Income Taxes:

Under current law, no federal or state income taxes are paid directly by limited liability companies. All items of income and expense of the Company are allocable to and reportable by its member in its respective income tax returns. Accordingly, no provision is made in the accompanying financial statements for federal or state income taxes.

8. Employee Benefit Plans:

An associated company sponsors a defined contribution plan and a thrift plan covering all salaried employees who have met the eligibility requirements for such plans. The Company's contribution to the defined contribution plan is made at the discretion of the Board of Directors. In accordance with the provisions of the thrift plan, employee contributions to the thrift plan are matched, up to a certain percentage, by the Company and may be supplemented by the Company at the discretion of the Board of Directors. Employees are fully vested in the contributions of both the defined contribution plan and the thrift plan when such contributions are made. Company contributions to these plans were $219,603.

In addition to the plans described above, the Company provides certain health care and life insurance benefits for retired U.S. employees meeting eligibility requirements based on age and years of service by participating in plans sponsored by an associated company. The plans generally pay the full cost of medical coverage and life insurance premiums for employees who met the eligibility requirements on or before December 31, 1985. For employees not meeting the eligibility criteria as of December 31, 1985, the plans pay a portion of the medical coverage depending on the years of service at retirement. The cost of providing these benefits is recognized and funded by associated companies.

9. **Statement of Cash Flows:**

Supplementary disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 27,000

10. **Credit Facility:**

An associated company had made available to the Company and certain subsidiaries of Bechtel Group, Inc., two revolving credit facilities totaling $500,000,000 at December 31, 2001 against which the Company had no borrowings. An associated company has guaranteed the credit facilities which require the associated company to maintain a minimum level of stockholder's equity.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bechtel Financing Services, LLC **as of** 12/31/01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 300,000	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			300,000	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 300,000	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 4,933	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities- proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(4,933)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 295,067	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)	(16,000)	3736	(16,000)	3740
10.	Net Capital			$ 279,067	3750

OMIT PENNIES

There are no material differences between the audited computation of net capital and that which was reported on the unaudited FOCUS REPORT - PART IIA as of December 31, 2001.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bechtel Financing Services, LLC as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description		Code	Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)			$ 33,662	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 33,662	3760
14.	Excess net capital (line 10 less 13)			$ 245,405	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$ 228,573	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 504,938	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 504,938	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 1.81	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$ N/A	3760
25.	Excess net capital (line 10 less 24)	$ N/A	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$ N/A	3920

OMIT PENNIES

There are no material differences between the audited computation of net capital and that which was reported on the unaudited FOCUS REPORT - PART IIA as of December 31, 2001.

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BECHTEL FINANCING SERVICES, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company claims exemption from Rule 15c3-3 under subparagraphs (k)(2)(i).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.



PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105-2119
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors and Member of
Bechtel Financial Services, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Bechtel Financing Services, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph of this report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph of this report.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

San Francisco, California
February 11, 2002

Strictly Confidential
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Shred When No Longer Needed

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BECHTEL FINANCING SERVICES, LLC

2001
FINANCIAL STATEMENTS


BECHTEL